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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               PracticeWorks, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    739419109
      --------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 21, 2003
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
CUSIP NO.   739419109                                      PAGE  2  OF  5  PAGES
                                                                ---    ---
--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Jack Silver
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States citizen
--------------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
  NUMBER OF              884,400
   SHARES         --------------------------------------------------------------
BENEFICIALLY        6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
  REPORTING         7.   SOLE DISPOSITIVE POWER
 PERSON WITH             884,400
                  --------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       884,400
--------------------------------------------------------------------------------
 10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.0%
--------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

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                                                           PAGE  3  OF  5  PAGES
                                                                ---    ---

Item 1.   (a)  Name of Issuer:

                    PracticeWorks, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                    1765 The Exchange, Suite 200
                    Atlanta, Georgia 30339

Item 2.   (a)  Name of Person Filing:

                    Jack Silver (the "Reporting Person")

          (b)  Address of Principal Business Office or, if none, Residence:

                    The Reporting Person is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund. The Reporting Person's business address is 660 Madison Avenue, New York, New York 10021.

          (c)  Citizenship:
                    United States citizen

          (d)  Title of Class of Securities:

                    Common Stock

          (e)  CUSIP Number:

                    739419109

Item 3. If this statement is filed pursuant to (Sections) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment adviser in accordance with (Section)240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with (Section)240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with (Section)240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [ ]  Group, in accordance with (Section)240.13d-1(b)(1)(ii)(J).

                                                           PAGE  4  OF  5  PAGES
                                                                ---    ---

Item 4.   Ownership.

               As of the date hereof, Jack Silver beneficially owns 884,400 shares of common stock of the Corporation (the "Common Stock"), representing approximately 5.0% of the outstanding shares of the Common Stock. Such shares include: (i) 540,500 shares of Common Stock held by the Sherleigh Associates Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (ii) 93,900 shares of Common Stock held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; (iii) 200,000 shares of Common Stock held by Sherleigh Associates LLC, a limited liability company of which Mr. Silver is the principal investor and Manager; (iv) 25,000 shares of Common Stock held by the Shirley Silver Trust for Leigh N. Silver, a trust of which Mr. Silver is the trustee; and (v) 25,000 shares of Common Stock held by the Shirley Silver Trust for Romy J. Silver, a trust of which Mr. Silver is the trustee.

               Mr. Silver has the sole voting and dispositive power with respect to all 884,400 shares of Common Stock beneficially owned by him.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.
               Not applicable.

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                           PAGE  4  OF  5  PAGES
                                                                ---    ---

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       March 25, 2003
                                               ---------------------------------
                                                           (Date)


                                                       /s/ Jack Silver
                                               ---------------------------------
                                                         (Signature)


                                                         Jack Silver
                                               ---------------------------------
                                                        (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)240.13d-7 for other parties for whom copies are to be sent.

Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)